UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

March 7, 2022

(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

86-2564467

(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422

(Full mailing address of principal executive offices)

860-316-7466

(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Executive Summary

Retroactively as of March 11,2021, Energea Portfolio 3 Africa LLC is electing to be classified as a corporation for tax purposes. In doing so, we will be moving away from a K1 tax reporting structure as it applies to partnerships and towards a 1099 reporting structure as it pertains to corporate entities. We believe this will result in a better overall experience and simplify the process for our investors moving forward.

This change is not expected to result in a fundamental change to the nature of the Portfolio's business or plan of operations.

Key Information

February 8, 2022 - Form 8832 was signed with a retroactive date of 3/11/21

February 9, 2022 - Form 8832 was sent via certified mail to the IRS for filing

Cash received by investors will be treated as a combination of return of capital or qualified dividends. Qualified dividends will be taxed at the capital gains tax rate of either 0%, 15%, or 20%, depending on the investor's income tax bracket. Under the K-1 reporting structure, dividends were classified as non-qualified and thus taxed as ordinary income. Moving from non-qualified to qualified dividends will be beneficial to our investors as the tax rate on capital gains versus ordinary income is lower.

In addition, the GILTY tax on foreign investments is more favorable to our investors under a corporate tax structure as opposed to a partnership, where the tax on international assets would be levied on individuals. Under a partnership an investor would be responsible for 37% of all foreign profits generated from an international investment. Moving to a corporate tax structure allows the corporation to realize foreign tax credits. Under this new corporate tax reporting structure, the corporate entity would only pay 21% tax on 50% of the foreign profits after foreign tax credits have been applied.

Example from the FAQ section of the website (www.energea.com) as of 3/7/2022:

When a portfolio closes its books each year, it posts a profit/loss for that tax year. In accordance with the IRS, taxable dividends can only result from profit/loss of an "LLC treated as a corporation" which is how the portfolios are classified. When the portfolio's profit/loss for the year is less than the total distributions (which is often the case), the remaining distributions get filed in Box 3 of your 1099-DIV as non-dividend distributions. These distributions are non-taxable and are filed as a return of capital (and subtracted from your basis). When you sell your shares or are bought out at the end of a portfolio's lifespan, your basis is what is used to determine the capital gains or losses realized by the sale of your shares.

Example: "Investor A" buys 100 shares for $100, receives $10 as dividend distributions, $10 as non-dividend distributions, and then sells their position for $100 all within 1 tax year. Their basis lowers to $90 as a result of the non-dividend distributions, and so they realize a $10 capital gain when they sell their $90 of basis for $100. This investor would pay dividend distribution taxes on $10 and capital gains taxes on $10 for that tax year.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI

Name: Mike Silvestrini

Title: Co-Founder

Date March 7, 2022